P, E, 2/13/02

02014946

No. 8/2002

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

PROCESSED
FEB 22 2002
THOMSON FINANCIAL

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Date: February 13, 2002

RECEIVED
FEB 5 2002

SWISSCOM AG

(Registrant's Name)

Alte Tiefenaustrasse 6
CH-3048 Worblaufen
(postal address: Swisscom AG, 3050 Bern)
Switzerland
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

swisscom

Press Release

Swisscom: good operating results 2001 – share buy-back announced

Thanks to increased performance in its operating business and a targeted investment policy, Swisscom will close the year 2001 with good results. With revenue growing slightly, operating income (EBITDA) will be around 9 percent higher than in 2000 (preliminary, unaudited figures). Despite impairment charges taken in the fourth quarter of 2001 for the participations in debitel and Infonet and a write down of a loan granted to UTA of Austria, net income of the Swisscom Group will be substantially higher than in 2000. To return excess liquidity to shareholders, Swisscom has decided to launch a share buy-back.

Good business performance in 2001 – high net income anticipated despite impairments

Thanks to increased performance in its operating business and a targeted investment policy in recent years, the Swisscom Group is currently in excellent financial shape. In addition, the sale of 25 percent of Swisscom Mobile Ltd and the successful disposal of two real estate packages resulted in cash inflows of over CHF 6.7 billion.

The balance sheet is extremely solid and current business is generating a sustained high cash flow. Swisscom will close the year 2001 with good results. With revenues growing slightly, earnings before interest, taxes, depreciation and amortization (EBITDA) will be around 9 percent higher than the previous year (preliminary, unaudited figures).

The net income for 2001 includes income from the sale of real estate and from the sale of the 25 percent share in Swisscom Mobile to Vodafone. In the fourth quarter of 2001 Swisscom examined the value of its participations. This resulted in an impairment of CHF 1.1 billion for the participation in debitel and CHF 220 million for Infonet. As announced on 31 January 2002, a write down of CHF 210 million was made on the loan to UTA of Austria. Despite these adjustments, Swisscom expects its net income will be substantially higher than in 2000. Swisscom will be publishing details of its 2001 year-end results on 26 March 2002.

Swisscom launches a share buy-back

Swisscom is launching a share buy-back worth up to CHF 4.3 billion with a view to acquiring up to 10 percent of the share capital and hence returning liquidity to shareholders.

For the share buy-back Swisscom has selected a structure based on put options. Shareholders will be allocated one put option per share. For every 10 put options, shareholders will be entitled to sell one share to Swisscom at a strike price of CHF 580. The options can also be traded on the Swiss stock exchange SWX.

The offer to repurchase Swisscom shares is not being made in or into, and it may not be accepted in or from, the United States. Accordingly, any purported exercise of put options by or on behalf of a person in the United States will be invalid. It is expected that put options beneficially owned as of February 21, 2002 by shareholders in the United States will be sold on their behalf and that they will receive the net proceeds from such sale. The Bank of New York has agreed to sell put options in respect of shares underlying Swisscom's American Depositary Shares (ADSs) and to distribute the net proceeds to ADS holders. The record date for determination of ADR holders eligible to receive proceeds from the sale of put options will be fixed following such sale. The U.S. depositary facility will be closed to deposits and withdrawals of shares between February 22, 2002 and the date two business days prior to this record date.

Swisscom employees with blocked shares from participation schemes may not exercise their options but will be able to sell them.

As a result of the share buy-back, the Annual General Meeting of Swisscom on 30 April 2002 will be asked to cancel the shares repurchased by the company and thus reduce the Group's share capital by up to 10 percent.

Shareholders benefit from increased earnings per share – government majority not at stake

Swisscom has systematically analyzed the European market over the course of the past year and examined a number of potential candidates for acquisition. Acquisitions must be strategically sensible and meet strict investment criteria. The growth potential of companies was carefully weighed against the sustainability and risk profile of their business. Since none of the analyzed companies met all the criteria, Swisscom decided against an acquisition. Swisscom will continue to go for profitable growth in the future and to this end will continue to actively examine possibilities. Nevertheless, strong growth at any price is not the object of the exercise.

The share buy-back allows Swisscom to return excess liquidity to its shareholders and increase earnings per share. Swisscom will continue to have the required financial flexibility even after this share buy back.

The Swiss government's majority holding in Swisscom will not be endangered by the share buy-back. The government intends to participate in the share buy-back at least proportionately. As a result, the free-float of Swisscom shares (currently 34.5 percent) will not be reduced.

Continuation of successful strategy – growth with calculated risk

The Group's strong position is founded on the prudent, value-driven strategy which Swisscom has consistently pursued in recent years: Swisscom is focusing on its core business of telecommunications and has abandoned global ambitions and mergers with similar companies. By taking a calculated risk in the turbulent international telecommunications market, Swisscom is aiming to continue the moderate, profitable growth it has achieved in recent years, to generate a sustained high cash flow and thus secure added value for shareholders into the future.

Berne, 13 February 2002

The offer to repurchase Swisscom shares is not being made in or into, and it may not be accepted in or from, the United States. Any purported exercise of put options issued in connection with this offer by or on behalf of a person in the United States or using the United States mails or any means or instrumentality (including, without limitation, facsimile transmission, telex or telephone) of interstate commerce, will be invalid.

This communication contains statements that constitute "forward-looking statements". In this communication, such forward-looking statements include, without limitation, statements relating to our financial condition, results of operations and business and certain of our strategic plans and objectives. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors which are beyond Swisscom's ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Swisscom's past and future filings and reports filed with the U.S. Security and Exchange Commission and posted on our websites. Readers are cautioned not to put undue reliance on forward-looking statements, which speak only of the date of this communication. Swisscom disclaims any intention or obligation to update and revise any forward-looking statements, whether as a result of new information, future events or otherwise.